

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2016

Darin Myman
Chief Executive Officer
DatChat, Inc.
65 Church Street, 2nd Floor
New Brunswick, NJ 08901

      Re: DatChat, Inc.
             Offering Statement on Form 1-A
             Filed September 23, 2016
             File No. 024-10613

Dear Mr. Myman:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Securities Being Offered, p. 19

1.   We note that you have one share of preferred stock outstanding. Describe any preferred stock restrictions as described in Part II, Item 14(a)(3) of Form 1-A. If there are no such restrictions, please so state.

Selling Security Holders, p. 21

2.   The total listed under the fourth column of your Selling Security Holders chart, titled "Amount to be Owned After the Offering", does not appear to include the correct sum. Please review the amounts provided in your chart and explain the discrepancy or revise your chart as appropriate to include the correct sum.

3.   We note that you indicate that the amount of shares offered by selling shareholders will be limited to 30 percent of the total shares sold in the offering. Please revise your filing to indicate (i) what that percentage is based upon and (ii) how the selling shareholders will be limited from selling any shares that exceed that percentage during the year.

Financial Statements

4.   Please update the financial statements to include interim financial statements as of June 30, 2016 and the corresponding period of the preceding fiscal year. Please refer to Form 1-A instructions, Part F/S, paragraph (c)(1) which incorporates paragraph (b)(4) and Rule 8-08 of Regulation S-X.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Terry French, Accounting Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at (202) 551-7237 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Assistant Director
(or designee)